Exhibit 97.1

CADRE HOLDINGS, INC.

COMPENSATION RECOVERY POLICY

(Adopted and approved on November 6, 2023, and effective as of October 2, 2023)

1.	Introduction

The Board of Directors (the “Board”) of Cadre Holdings, Inc. (the “Company”) is adopting this Compensation Recovery Policy (this “Policy”) to provide the Company’s criteria and process for recovering certain erroneous incentive-based compensation awarded to or earned or received by certain officers of the Company in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. securities laws.  This Policy is designed to comply with Section 10D and Rule 10D-1 of the Exchange Act and the Exchange’s listing standards.  All capitalized terms not defined herein shall have the meanings set forth in Section 2 of this Policy.

2.	Definitions

For purposes of this Policy, the following definitions apply:

“Applicable Period” shall have the meaning set forth in Section 5.

“Committee” shall mean the compensation committee of the Board.

“Covered Executives” shall have the meaning set forth in Section 4.

“Effective Date” means October 2, 2023.

“Exchange” means the New York Stock Exchange.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including, but not limited to, “non-GAAP” financial measures), and any measure that is derived wholly or in part from such measure, including, but not limited to: (a) Company stock price, (b) total shareholder return, (c) revenues, (d) net income, (e) earnings before interest, taxes, depreciation, and amortization (EBITDA), (f) funds from operations, (g) liquidity measures, such as working capital or operating cash flow, (h) return measures, such as return on invested capital or return on assets, and (i) earnings measures, such as earnings per share.  For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part on the attainment of a Financial Reporting Measure, including but not limited to, annual bonuses and other short- and long-term cash incentives, the size of which is

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determined based wholly or in part on satisfying a Financial Reporting Measure performance goal, and stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units that are granted or become vested based wholly or in part on satisfying a financial reporting measure performance goal.  Incentive-Based Compensation does not include any: (a) base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal), (b) bonuses paid solely at the discretion of the Committee or the Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal, (c) bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period, (d) non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and (e) equity awards that vest solely based on the passage of time and/or attaining one or more non-Financial Reporting Measures.

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under U.S. securities laws, including any required accounting restatement that corrects errors: (a) that are material to previously issued financial statements, or (b) that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period.

“SEC” means the Securities and Exchange Commission.

3.	Administration

This Policy shall be administered by the Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board).  The Committee will, subject to the provisions of this Policy, Section 10D of the Exchange Act, and the Exchange’s listing standards, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable in its sole discretion.  Any determinations and interpretations made by the Committee shall be conclusive, final and binding on all affected individuals.

4.	Covered Executives

This Policy applies to any person who is, or was at any time, during the Applicable Period, an executive officer of the Company, as determined by the Committee in accordance with Section 10D of the Exchange Act and the Exchange’s listing standards, and such other senior executives and senior employees who may from time to time be deemed to be subject to the Policy by the Committee, including, but not limited to, the Company’s president, principal executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including an officer of the Company’s subsidiaries) who performs similar policy-making functions for the Company (collectively, “Covered Executives”).

5.	Recoupment; Accounting Restatement

In the event that the Company is required to prepare a Restatement of its financial statements filed with the SEC under the Exchange Act, or the Securities Act of 1933, as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, the Company will require, reasonably promptly, recovery, reimbursement or forfeiture of any excess Incentive-Based Compensation received by any Covered Executive during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement (the “Applicable Period”).  The date on which the Company is required to prepare a Restatement shall be deemed to be the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.  Such recovery, in the case of a Restatement, will be made without regard to any Company or individual knowledge or responsibility related to the Restatement.

6.	Excess Incentive-Based Compensation; Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive-Based Compensation (calculated on a pre-tax basis) paid to the Covered Executive based on the erroneous data over the Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Committee.  Incentive-Based Compensation is deemed received by the Covered Executive in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.  For the avoidance of doubt, excess Incentive-Based Compensation does not include any Incentive-Based Compensation received by a person: (a) before such person began service in a position or capacity meeting the definition of a Covered Executive, (b) who did not serve as a Covered Executive at any time during the performance period for that Incentive-Based Compensation, or (c) during any period the Company did not have a class of its securities listed on the Exchange or any other national securities exchange or a national securities association.

Where the amount of the excess Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, then the Committee, in its sole determination, will make a good faith estimate of the effect of the Restatement on the stock price or total shareholder return upon which the excess Incentive-Based Compensation was received (in which case, the Company will maintain documentation of such determination of that reasonable estimate and provide such documentation to the Exchange).

7.	Method of Recoupment

The Committee will determine, in its sole discretion subject to applicable law, the method for recouping the excess Incentive-Based Compensation hereunder, which may include, without limitation: (a) requiring reimbursement of cash Incentive-Based Compensation previously paid, (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards, (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive, (d) cancelling outstanding vested or unvested equity awards, and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

If a Covered Executive fails to repay all of the excess Incentive-Based Compensation to the Company when due, the Company will, or will cause one or more of its subsidiaries to, take all actions reasonable and appropriate to recover the excess Incentive-Based Compensation from the Covered Executive; and in that case the Covered Executive will be required to reimburse the Company and its subsidiaries for any and all expenses reasonably incurred (including legal fees) by the Company or any of its subsidiaries in recovering the excess Incentive-Based Compensation.

8.	Indemnification and Insurance

Neither the Company nor any of its subsidiaries is permitted to indemnify or reimburse any Covered Executive against the recovery of the excess Incentive-Based Compensation.  In addition, the Company and its subsidiaries are prohibited from paying the premiums on an insurance policy that would cover a Covered Executive’s potential recoupment obligations, or entering into any agreement that exempts any Incentive-Based Compensation from this Policy or that waives the Company’s or any of its subsidiary’s rights to recover the excess Incentive-Based Compensation in accordance with this Policy, and this Policy will supersede any such agreement.

9.	Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy in its sole discretion.  It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D and Rule 10D-1 of the Exchange Act, and any other applicable rules or standards adopted by the SEC, the Exchange, or any other national securities exchange on which the Company’s securities are or may be listed.

10.	Applicability; Survivability

This Policy shall be effective as of the Effective Date. The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. The Committee may require that any employment agreement, offer letter, compensation plan, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy.

This Policy will survive and continue notwithstanding any termination of a Covered Executive’s employment with the Company and its subsidiaries.

11.	Amendment; Termination

The Committee may amend this Policy from time to time in its sole discretion and shall amend this Policy as it deems necessary in its sole discretion to reflect regulations adopted by the SEC under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the SEC, the Exchange, or any other national securities exchange on which the Company’s securities are or may be listed.  The Committee may terminate this Policy at any time. Notwithstanding anything in this Section 11 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws or rules or standards adopted by the SEC, the Exchange, or any other national securities exchange on which the Company’s securities are or may be listed.

12.	No Impairment of Other Remedies; Disclosure

This Policy does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company or limit any other remedies that the Company may have available to it and any other actions that the Company may take, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities.  The Company will comply with the disclosure, documentation and records requirements related to this Policy under Section 10D of the Exchange Act, applicable listing rules of the Exchange and applicable SEC filings.  This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s chief executive officer and chief financial officer.  The Board intends that this Policy will be applied to the fullest extent of the law.  Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and any of its subsidiaries under applicable law, regulation or rule or under the terms of any similar policy in any employment agreement, offer letter, compensation plan, equity award agreement, or similar agreement and any other legal and equitable remedies available to the Company or any of its subsidiaries, or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities.

13.	Impracticability

The Company shall recover any excess Incentive-Based Compensation in accordance with this Policy unless such recovery would be impracticable, after exercising a normal due process review of all the relevant facts and circumstances.  The Committee may determine in good faith that recovery of any excess Incentive-Based Compensation is impracticable if: (a) pursuing such recovery would violate home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to November 28, 2022 and the Company provides an opinion of home country counsel to that effect acceptable to the Exchange, (b) the direct expense paid to a third party to assist in enforcing this Policy would exceed the excess Incentive-Based Compensation and the Company has (i) made a reasonable attempt to recover such amounts and (ii) provided documentation of such attempts to recover to the Exchange, or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

14.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their successors, beneficiaries, heirs, executors, administrators or other legal representatives.

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